EXHIBIT 22

Subsidiaries of PAR Technology Corporation

Name	State of Incorporation

ParTech, Inc.	New York

PAR Springer-Miller Systems, Inc.	Delaware

PAR Government Systems Corporation	New York

Rome Research Corporation	New York

Ausable Solutions, Inc.	Delaware

PixelPoint ULC	Canada

PAR Logistics Management Systems Corporation	New York